September 29, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathryn McHale

  Re:
  NetSpend Holdings, Inc.
  Amendment No. 3 to Registration Statement on Form S-1
  Filed September 21, 2010
  File No. 333-168127

Ladies and Gentlemen:

        Set forth below are the responses of NetSpend Holdings, Inc. (the "Company") to the comments contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated September 28, 2010, with respect to the above-captioned filing.

        For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Company's response to each comment or request is set forth immediately below the text of the applicable comment or request. The Company filed an exhibits-only Amendment No. 4 to the S-1 on September 28, 2010 via EDGAR and is concurrently filing Amendment No. 5 to the Form S-1 via EDGAR. Five marked copies of Amendment No. 5 are included with the hard copy of this letter to facilitate your review.

Other Financial and Operating Data, page 9

1.
We note your presentation of certain non-Gaap measures, specifically "Adjusted EBITDA" and "Cash Net Income." Please address the following throughout:

•
Disaggregate your settlement (gains) and other losses in both reconciliations.

•
In regards to cash net income, it is apparent from your disclosure that this metric is used by management as a tool to measure liquidity (i.e. meaningful indicator of cash flows, cash forecasting, ability to service debt, etc). Please revise to reconcile this measure to cash flow from operations.

•
Explain why depreciation is not included as a pre-tax adjustment in your reconciliation.

•
Considering your reconciliation adjusts for only certain non-cash items (e.g. depreciation is included in the metric), please explain how the term "cash net income" accurately reflects the measure as you have presented it. Consider revising the description of this metric accordingly.

        Response:    We use the "cash net income" metric for a number of purposes including its provision of a meaningful comparison of our operating results over several periods by removing the impact of income and expense items that are not a direct result of our core operations, and our belief that it is used by investors as a supplemental measure to evaluate the operating performance of companies in our industry. In response to the Staff's comments, we have updated the disclosure throughout the S-1 to better describe the nature and the purpose of the metric and to remove any inference that the measure is strictly a measurement of cash flow. We have also revised the description of the metric to "Adjusted Net Income" rather than "cash net income". We showed the disaggregation of the components of settlement (gains) and other losses in the reconciliations by adding a description of the disaggregated items for both Adjusted EBITDA and Adjusted Net Income below the tables. This will allow the reader visibility into the disaggregation of the settlement gains and other losses, while continuing to enable the reader to easily reference the number to our Consolidated Statement of Operations.

Description of Capital Stock, page 127

2.
We note your revised disclosure that shares of your Class B common stock will automatically convert into shares of common stock upon the earlier of (1) approval by certain state money transmitter regulators of the acquisition by Skylight Holdings, JLL Partners and any of JLL Partners' affiliates of 25% or more of the direct or indirect voting control of NetSpend Corporation, and (2) the date on which Skylight Holdings, JLL Partners or any of JLL Partners' affiliates cease to own or control 25% of your voting securities. We also note that each share of Class B common stock will automatically convert into one share of Common stock upon the sale, disposition or transfer of a person other than Skylight Holdings, JLL Partners or any of JLL Partners' affiliates. Please revise to discuss whether you have, or are aware of, any plans, arrangements or understandings regarding these events.

        Response:    In response to the Staff's comment, we have modified the disclosure on page 130 to indicate that we are not aware of any plans, arrangements or understandings that would trigger the conversion of the Class B common stock into common stock.

Financial Statements

Consolidated Statement of Operations, page F-4

General

3.
Previously, in response to prior comment 35, you indicated that there would only be one class of common stock outstanding upon completion of the offering; however, given that you will continue to have both Class A and B common stock outstanding (as noted on page 127), tell us how this will impact, if any, the current earnings per share disclosures under the two-class method as well as your previous response.

        Response:    We acknowledge the Staff's comments and respectfully advise the Staff that, given the liquidation and dividend rights of the two classes of common stock are identical, we believe the current earnings per share disclosures under the two-class method are appropriate.

*    *    *    *    *

        Please direct any questions that you have with respect to the foregoing to me at (512) 531-8662 or to William D. Howell of Baker Botts L.L.P. at (214) 953-6418.

Very truly yours,
/s/ CHRISTOPHER T. BROWN Christopher T. Brown General Counsel, NetSpend Holdings, Inc.
cc:
Michael L. Bengtson, Baker Botts L.L.P.
William D. Howell, Baker Botts L.L.P.
Robert E. Buckholz, Jr., Sullivan & Cromwell LLP
Erin Magnor
Marc Thomas
Hugh West